Exhibit 18.01

May 12, 2008

Board of Directors

Friedman, Billings, Ramsey Group, Inc.

1001 Nineteenth Street North

Arlington, VA 22209

Dear Directors:

We are providing this letter to Friedman, Billings, Ramsey Group, Inc (the “Company”) for inclusion as an exhibit to its Quarterly Report on Form 10-Q for the period ended March 31, 2008 filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2008. Note 2 therein describes a change in accounting principle for the amortization and accretion of premiums and discounts on mortgage-backed securities using the estimated-life method to the amortization and accretion of premiums and discounts on mortgage-backed securities using the contractual method. It should be understood that the preferability of one acceptable method of accounting over another for the amortization and accretion of premiums and discounts on mortgage-backed securities has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2007. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP